Exhibit 99.1

AirMedia Announces Receipt of Minimum Bid Price Notice From NASDAQ

BEIJING, May 11, 2018 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that it received a notification letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market Inc. ("Nasdaq") on May 8, 2018 notifying the Company that the minimum bid price per American depositary share ("ADS"), each representing two ordinary shares of the Company, was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of the Company's securities.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until November 5, 2018 (the "Compliance Period"), to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by November 5, 2018, the Company may transfer to the Nasdaq Capital Market where, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar day compliance period if it meets the initial listing requirements, with the exception of bid price, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec's service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China. For more information, please visit http://www.airmedia.net.cn.

Company Contact:

Richard Wu
Chief Financial Officer
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com

Investor Contact:

Tina Xiao
President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com